December 16, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Energy Inc.
Confidential Draft Submission No. 2 on Form S-1 Submitted November 12, 2013 CIK No. 1588238

Ladies and Gentlemen:

Set forth below are the responses of Rice Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 2, 2013, with respect to Confidential Draft Submission No. 2 on Form S-1, CIK No. 1588238, submitted to the Commission on November 12, 2013.

Concurrently with the submission of this letter, we are filing our Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Recent Developments, page 7

Utica Shale—Development Agreement and Area of Mutual Interest Agreement, page 7

1.	Please file the Development Agreement and Area of Mutual Interest Agreement with Gulfport Energy Corporation as exhibits. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that the Development Agreement and the Area of Mutual Interest Agreement with Gulfport have been entered into in the ordinary course of our business and we are not substantially dependent thereon. While we believe that these agreements will provide for a more efficient and effective development of our and Gulfport’s respective acreage within Belmont County, we are not substantially dependent thereon. Our lack of dependence is exhibited by the fact that we and Gulfport agreed to provide that such provide that the agreements be terminable upon 90 days’ notice by either party. Accordingly, we are able to terminate such agreements today with limited impact on our operations.

171 Hillpointe Drive Suite 301 Canonsburg, PA 15317 Office: 724.746.6720 Fax: 724.746.6725 www.riceenergy.com

Securities and Exchange Commission

December 16, 2013

Pursuant to the Development Agreement, we are named the operator (or Gulfport will agree to vote in favor of our operatorship) of drilling units located in the Northern Contract Area, and Gulfport is named the operator (or we will agree to vote in favor of its operatorship) of drilling units located in the Southern Contract Area. Upon development of a well on the subject acreage, we and Gulfport, will convey to one another, pursuant to a cross conveyance, a working interest percentage calculated in the manner described in the Registration Statement. Upon termination, the area of mutual interest will terminate, and any acreage for which a cross conveyance has not been executed (meaning any acreage not associated with a developed well) will automatically revert back to the initial acquiring party. Accordingly, while we and Gulfport will each participate in developed wells following termination, the termination will result in an effective reversion of our and Gulfport’s respective acreage positions prior to execution of the agreements. As such, although we expect that these agreements will provide for efficient and effective development of our and Gulfport’s Belmont County acreage, we are not relying on such agreements at a level that would result in our being substantially dependent thereon. Accordingly, the Development Agreement and the Area of Mutual Interest Agreement are not required to be filed pursuant to Item 601(b)(10) of Regulation S-1.

Business, page 83

Our Properties, page 85

Operating Data, page 89

2.	We note that you have updated the table on page 89 to present certain operational data as of September 30, 2013; however, the summary information relating to the “Marcellus Average” and “Marcellus Producing Well Count by Period” does not in all instances appear to reflect the updated data as of September 30, 2013. Please advise or revise the referenced summary information.

RESPONSE:

We have revised the tables on page 90 of the Registration Statement to clarify that the summary information relating to the “Marcellus Average” and “Marcellus Producing Well Count by Period” excludes information related to three wells targeting the Geneseo formation presented in the table above.

Executive Compensation, page 106

3.	We note your response to prior comment 28. Please revise your filing to disclose and clarify the material terms of the outstanding incentive units. For example, please revise to clarify how the units vest, and the significance of vesting. In addition, please clarify the payout triggers for the units, and provide relevant examples. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering.

Securities and Exchange Commission

December 16, 2013

RESPONSE:

We acknowledge the Staff’s comment and we have revised our disclosure accordingly. Please see pages 118-120 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-1

4.	Tell us why you removed pro forma information unrelated to the elimination of your former Class B common shares. For example, you previously indicated adjustments would be provided for the sale of shares in the initial public offering, repayment of debt under the revolving credit facility, tax impact of conversion to a C corporation, and earnings per share. Unless you are able to show that the effects would not be material to investors, pro forma information may be necessary to comply with SAB Topic 1:B.2. If you only have a limited number of pro forma adjustments that are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma financial statements pursuant to Regulation S-X Rule 11-02(b)(1).

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that, in connection with our pending acquisition of Foundation PA Coal Company, LLC’s 50% equity interest in our Marcellus joint venture as described on page 7 of the Registration Statement, we have included pro forma financial statements, including information related to adjustments for the sale of shares in the initial public offering, repayment of debt under the revolving credit facility, tax impact of conversion to a C corporation, and earnings per share. Please see pages F-3 through F-12 of the Registration Statement.

Rice Drilling B LLC and Subsidiaries

Financial Statements

5.	Please update the historical and pro forma financial statements in your filing to comply with Rule 3-12 and Article 11 of Regulation S-X.

RESPONSE:

We have revised the historical and pro forma financial statements throughout the Registration Statement to present information as of and for the nine months ended September 30, 2013 in compliance with Rule 3-12 and Article 11 of Regulation S-X.

Securities and Exchange Commission

December 16, 2013

Supplemental Information on Gas-Producing Activities (Unaudited), page F-16

Revision of Previous Estimates, page F-16

6.	Various disclosures on page F-16 refer to estimates of proved oil reserves. As you have not disclosed any proved oil reserves, we re-issue comment 40 in our letter dated November 1, 2013 relating to amending your filing to remove such references.

RESPONSE:

We have revised our disclosure on page F-27 of the Registration Statement accordingly.

7.	The disclosure on page F-16 refers to “estimates of proved natural gas and oil reserves prepared by company engineers” and “audited by the independent consulting firm of Netherland, Sewell and Associates, Inc.” We note this disclosure appears to conflict with the disclosure found on page 95 and elsewhere on pages 96 through 97 which states “our reserve estimates as of December 31, 2012 and 2011 and as of September 30, 2013 included in this prospectus were based on evaluations prepared by the independent engineering firms of NSAI and Wright & Company.”

We re-issued comment 41 in our letter dated November 1, 2013 relating to amending your filing to clarify if the quantities of your proved reserve presented therein are those as estimated by your independent third party engineers or those as estimated by the Company’s internal engineers and subsequently audited by the third party’s engineers. Please advise or amend your disclosure to remove any ambiguous or contradictory attributions. For additional guidance on the definition of the term “reserves audit,” please refer to Item 1202(a)(9) of Regulation S-K.

RESPONSE:

We have revised our disclosure on page F-27 to clarify that the quantities of proved reserves presented in the Registration Statement are based on evaluations prepared by the independent petroleum engineering firms of Netherland, Sewell and Associates, Inc. and Wright & Company.

8.	We have read your response to comment 42 in our letter dated November 1, 2013 and note you have incorporated the costs of abandoning your properties as part of the production costs disclosed on page F-17 and F-19.

Please tell us why you consider these costs to be part of your production costs rather than part of your future development costs. Also, please amend the disclosure on page F-16 which states “future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves” to acknowledge such expenditures include the cost of abandoning your properties.

Securities and Exchange Commission

December 16, 2013

RESPONSE:

We have revised our disclosure to include the costs of abandoning our properties as part of our future development costs, rather than production costs. Please see pages F-28 and F-30 of the Registration Statement.

Exhibits

9.	We note your response to prior comment 46. Please provide your analysis with respect to whether you are required to file the Limited Liability Company Agreement of Rice Energy Appalachia, LLC under Item 601(b)(10)(iii) of Regulation S-K. In that regard, we note that it appears that the terms of the incentive units are set forth in such agreement. Similarly, please file the agreements that will govern the terms of the incentive units after the corporate reorganization and the offering.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the Limited Liability Company Agreement of Rice Energy Appalachia, LLC (“Rice Energy Appalachia”) is not required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K. In addition, we respectfully submit that the Limited Liability Company Agreements of Rice Energy Holdings, LLC (“Rice Holdings”) and NGP Rice Holdings (“NGP Holdings”), which will govern the terms of incentive units following the corporate reorganization, are similarly not required to be filed pursuant to Item 601(b)(10)(iii).

We believe that Item 601(b)(10)(iii) sets forth certain types of contracts that will be deemed “material,” but must be read in connection with the final sentence of Item 601(b)(10)(i), which provides that “[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Neither the Company nor any subsidiary of the Company is party to any of the limited liability company agreements described in the foregoing paragraph that currently, or are expected following the corporate reorganization to, set forth the terms of the incentive units (the “LLC Agreements”), and the Company has no rights or obligations under the LLC Agreements. Any payments made to management pursuant to the terms of the incentive units are the sole obligation of the current shareholders of the Company pursuant to arrangements entered into prior to the initial public offering. In addition, because the Company is not a party to the LLC Agreements, it has no control over whether additional incentive units are granted following the initial public offering, and the terms and amount of any payments to be made to holders of incentive units may be modified without the consent of the Company. Furthermore, other terms of the LLC Agreements can be modified or amended by members of the limited liability company without the consent of or notice to the Company and, in many cases, the holders of the incentive units.

We also believe that filing the LLC Agreements would not provide an investor with any additional information, and could potentially be confusing and misleading. As discussed in our response to comment 3 above, we have revised our disclosure to fully describe the material terms of the incentive units. Accordingly, the LLC Agreements will not provide an investor with any further understanding of the incentive units. Furthermore, the vast majority of the provisions in

Securities and Exchange Commission

December 16, 2013

the LLC Agreements relate to rights and obligations of the members rather than to the incentive units and their holders. Many of these provisions are highly complex and may cause confusion regarding the economic rights of the incentive unit holders. In addition, as discussed above, the Company has no ability to enforce any of these provisions and may not be aware of amendments and modifications to these provisions; hence, it is possible that any disclosures made through exhibiting the LLC Agreements could become inaccurate, and the Company would not have an opportunity to advise the public otherwise.

We respectfully submit that it would be a departure from prior Staff practice to require a registrant to file the organizational document of a significant shareholder pursuant to Item 601(b)(10)(iii). It is common practice for the shareholders of a private company to allow members of management to participate in the future profits these shareholders receive on their initial investment as those profits are realized by such shareholders. These arrangements are typically documented in the organizational document of a holding company, and frequently remain in place following the completion of an initial public offering of a company until such time as the pre-IPO shareholders have realized a return on their investment. We are aware of numerous occasions where this arrangement has remained in place following the completion of an initial public offering where the Staff has not required the organizational documents of the holding company to be filed as a compensatory arrangement. The shareholders of private companies generally believe that they will suffer competitive harm in connection with future investments in private companies if the terms of these arrangements are made public. Accordingly, a departure from prior practice regarding similar holding company arrangements will likely result in a significant modification to the documentation of the financial arrangements between owners of private companies and members of management without providing any additional meaningful information to investors.

Prior Comment 46

With respect to the Staff’s prior comment 46 contained in the letter dated November 1, 2013 with respect to our initial Draft Registration Statement on Form S-1 submitted to the Commission on October 3, 2013, we respectfully submit that, in light of our pending acquisition of Foundation PA Coal Company, LLC’s 50% equity interest in our Marcellus joint venture as described on page 7 of the Registration Statement, the Marcellus joint venture agreements will no longer be required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Upon completion of the pending acquisition, Foundation PA Coal Company, LLC will become a wholly-owned subsidiary of Rice Energy Inc. and, as such, Rice Energy Inc. will have control over 100% of the assets previously governed by the joint venture agreements and the joint venture agreements will have no operative effect on our operation of such assets.

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Securities and Exchange Commission

December 16, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,
Rice Energy Inc.

By:	/s/ James W. Rogers
Name:	James W. Rogers
Title:	Vice President, Chief Accounting & Administrative Officer, Treasurer

Enclosures

cc:	Angie Kim (U.S. Securities and Exchange Commission)
Mark Wojciechowski (U.S. Securities and Exchange Commission)
Lily Dang (U.S. Securities and Exchange Commission)
John Hodgin (U.S. Securities and Exchange Commission)
Daniel J. Rice IV (Rice Energy Inc.)
Grayson T. Lisenby (Rice Energy Inc.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Matthew R. Pacey (Vinson & Elkins L.L.P.)
Gerald M. Spedale (Baker Botts L.L.P.)
Jason A. Rocha (Baker Botts L.L.P.)